Amendment 3 to
PRICESTER.COM, INC. 2007 STOCK OPTION PLAN, dated January 10, 2007


Pursuant to a meeting of the directors of Pricester.com, Inc. on December 31, 2007, Section 6 of the Pricester.com, Inc. Stock Option Plan dated January 10, 2007 shall be revised to read as follows:

TOTAL NUMBER OF SHARES OF COMMON STOCK

The total number of shares of Common Stock reserved for issuance by the Company either directly or underlying Options granted under this Plan shall not be more than 5,500,000,000. The total number of shares of Common Stock reserved for such issuance may be increased only by a resolution adopted by the Board of Directors and amendment of the Plan. Such Common Stock may be authorized and unissued or reacquired common stock of the Company.


The terms and provisions of the amendment of this Plan shall be binding upon, and shall inure to the benefit of, each Participant, his executives or administrators, heirs, and personal and legal representatives.

         Dated the 31st day of December 2007.

                                        Pricester.com, Inc.

                                        By: /s/Edward C. Dillon
                                            --------------------------
                                            Edward C. Dillon
                                            Chief Executive Officer